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                                                                     EXHIBIT 2.2
                                                CENTEX DEVELOPMENT COMPANY, L.P.


                         ADDITIONAL INTEREST AGREEMENT

         THIS ADDITIONAL INTEREST AGREEMENT ("Agreement"), made and entered into this 30th day of March, 1989, by and between CENTEX DEVELOPMENT COMPANY, L.P., a Delaware limited partnership, having its principal place of business at 3333 Lee Parkway, Dallas, Texas 75219 (hereinafter referred to as "Owner") and WESTINGHOUSE CREDIT CORPORATION, a Delaware corporation, having its principal place of business at One Oxford Centre, 301 Grant Street, Pittsburgh, Pennsylvania 15219 (hereinafter referred to as "WCC").

                              W I T N E S S E T H:

         WHEREAS, WCC has agreed pursuant to a Construction Loan Agreement of even date herewith ("Loan Agreement") to provide financing to Owner on the terms and in the amounts set forth in the Loan Agreement (the "Loan") for the acquisition and improvement of approximately 1,077.2 acres of land located in the City of San Clemente, Orange County, California and more particularly described in Exhibit "A" hereto (the "Premises"); and

         WHEREAS, the Loan is evidenced by two Promissory Notes (the "Notes") from Owner and is secured by, inter alia, a Construction Deed of Trust ("Deed of Trust"), a Security Agreement ("Security Agreement") and an Assignment of Leases, Rents and Profits ("Assignment of Rents"), an Assignment of Developer's Rights ("Assignment of Developer's Rights"), Assignment of Contracts and Sales Proceeds ("Assignment of Contracts"), and Assignment of Easements and Maintenance Agreements ("Assignment of Easements"), each of even date herewith and each executed by Owner (the Loan Agreement, this Agreement, Notes, Deed of Trust, Security Agreement, Assignment of Rents, Assignment of Developer's Rights, Assignment of Contracts and Assignment of Easements are hereinafter collectively referred to as the "Loan Documents"); and

         WHEREAS, to induce WCC to make the Loan, Owner has agreed on the terms hereinafter stated to pay, in addition to all amounts due under the Notes, a portion of the Net Sales Proceeds (as hereinafter defined) generated by the Sale or Partial Sale of the Premises (as hereinafter defined), as additional interest.

         NOW, THEREFORE, in consideration of WCC making the Loan to Owner and other good and valuable consideration, the receipt, sufficiency and adequacy whereof are hereby acknowledged by Owner, the parties hereto agree as follows:





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         1.      DEFINITIONS.

                 In addition to the terms defined in the Loan Agreement or elsewhere in this Agreement, the following terms are defined below:

                 (a) "ACCOUNTING PERIOD" refers to (i) a twelve (12) month period from October 1 of a year to September 30 of the following year, commencing with the period October 1, 1993 to September 30, 1994, and continuing with each succeeding twelve (12) month period thereafter to and including October 1, 1999 to September 30, 2000; (ii) the period April 1, 1993 to September 30, 1993; and (iii) the period October 1, 2000 to April 1, 2001.

                 (b) "AFFILIATE": An Affiliate shall mean any Person (as defined below in this subparagraph) which is directly or indirectly controlling, controlled by or under common control with the other Person in question. A "Person" shall mean an individual, a partnership and each of its constituent partners, a trust, a corporation, an unincorporated association, or other entity or association. The term "control" as used in this subparagraph, means: (i) with respect to a Person that is a corporation, the right to the exercise, directly or indirectly, of fifty percent (50%) or more of the voting rights attributable to the shares of the controlled corporation; and (ii) with respect to a Person that is not a corporation, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled Person.

                 (c) "APPLICABLE PERCENTAGE" is determined by the date on which escrow closes on a Sale or Partial Sale of the Premises by Owner, and is fifteen percent (15%) if the closing date is during Loan Months 1 through 12, zero percent (0%) if the closing date is during Loan Months 13 through 36, and twenty-five percent (25%) if the closing date is during Loan Month 37 or thereafter.

                 (d) "APPRAISED VALUE": Appraised Value shall mean a value of the Unsold Premises (as hereinafter defined) based upon the following procedure. After WCC's election to accelerate all amounts then unpaid to WCC under the Loan Documents by virtue of an Event of Default (as defined in the Loan Agreement), WCC shall select a MAI Appraiser (the "WCC Appraiser"). The WCC Appraiser, within thirty (30) days of its selection, shall present Owner and WCC with a computation of the Appraised Value based on the fair market value of the Unsold Premises (the "WCC Appraisal"). Owner's failure to provide written notice to WCC of Owner's non-acceptance of the WCC Appraisal (such notice also to include





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         the name of another MAI appraiser of Owner's selection (the "Owner's
         Appraiser")) within fourteen (14) days of Owner's receipt of the WCC Appraisal shall be deemed to be Owner's acceptance of the WCC Appraisal. If Owner does timely provide the foregoing notice, then Owner shall present WCC within thirty (30) days of Owner's receipt of the WCC Appraisal with a computation of the Appraised Value based on the fair market value of the Unsold Premises (the "Owner's Appraisal"). Unless WCC and Owner can otherwise agree on a fair market value of the Unsold Premises, their respective Appraisers shall then mutually agree on and select a third MAI appraiser (the "Third Appraiser") within ten (10) days of being asked by either WCC or Borrower to do so. Neither the WCC Appraiser, the Owner's Appraiser nor the Third Appraiser shall have any direct or indirect financial or other business interest in Owner, WCC or any affiliate of either Owner or WCC. Within thirty (30) days of its selection (and in no event later than twenty-five (25) days prior to a scheduled foreclosure sale of WCC's Deed of Trust) the Third Appraiser shall render a statement of the Appraised Value based on the fair market value of the Premises (the "Third Appraisal"). The average of the Third Appraisal and the closer in amount to it of the WCC Appraisal or the Owner's Appraisal shall then constitute the "Appraised Value" and shall be binding on both Owner and WCC.

                 (e) "GROSS DISBURSEMENTS" shall mean disbursements actually and necessarily made by Owner consistent with a budget approved by WCC in connection with the ownership, maintenance, improvement or sale of all or any part of the Premises.

                 (f) "GROSS SALES PROCEEDS" shall mean all cash proceeds received in connection with a Sale of the Premises or a Partial Sale of the Premises, except as otherwise agreed to by WCC and Owner.

                 (g) "LOAN MONTH" shall mean each consecutive calendar month throughout the term of the Loan until maturity, except that Loan Month one (1) shall be deemed to have begun March 31, 1989 and extended through April 30, 1989.

                 (h) "NET APPRAISED VALUE" is the positive difference between Appraised Value and all amounts (including Additional Interest) then outstanding and unpaid to WCC under the Loan Documents.

                 (i) "NET SALES PROCEEDS" shall mean Gross Sales Proceeds less
         (i) normal and customary closing costs and (ii) if the Sale or Partial Sale was not to an Affiliate of Owner, reasonable broker's commissions.





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                 (j) "PARTIAL SALE OF THE PREMISES" shall mean the sale,
         assignment, transfer, condemnation, conveyance or other disposition, to which WCC consented, covering a portion of the Premises and any of Owner's interest therein.

                 (k) "PARTICIPATION AMOUNT" shall mean the amount resulting from applying the Applicable Percentage to the Net Sales Proceeds.

                 (l) "PERCENTAGE INTEREST" shall mean twenty-five percent (25%) of the Participation Amount, and shall be payable to WCC as provided by this Agreement and the other Loan Documents. The Percentage Interest to which WCC shall be entitled hereunder shall be considered additional interest under the Notes and the other Loan Documents.

                 (m) "SALE OF THE PREMISES" shall mean the sale, assignment, transfer, condemnation, conveyance or other disposition, to which WCC consented, covering the entire Premises (or so much thereof as remaining unreleased from the lien of WCC's Deed of Trust) and all of Owner's interest therein.

                 (n) "UNSOLD PREMISES" shall mean that portion of the Premises which has not been the subject of a Sale or Partial Sale of the Premises.

         2.      PAYMENT OF ADDITIONAL INTEREST.

                 WCC will earn, upon any Sale or Partial Sale of the Premises, additional interest ("ADDITIONAL INTEREST"). Such Additional Interest shall be computed and payable to WCC as follows:

                 (a) WCC's Additional Interest from a Sale or Partial Sale of the Premises which closes during Loan Months 1 through 48 shall be in an amount equal to WCC's Percentage Interest and paid to WCC upon the closing and from the proceeds of the sale, provided that the Additional Interest from the sale of even date herewith to Centex Real Estate Corporation ("CREC") under the contract described in subparagraph A16 of Exhibit B to the Loan Agreement will be paid to WCC at closing of the sale to CREC in approximately September of 1989 under said contract. Upon payment of Additional Interest, Owner will receive the balance of the Participation Amount relating to such Additional Interest. Provided, however, that if at the time of the closing of the sale an Event of Default under the Loan Documents exists, then the entire Participation Amount shall be applied to repayment of the Loan.





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                 (b) Additional Interest earned by WCC from a Sale or Partial
         Sale of the Premises occurring in an Accounting Period, the first of which shall commence with Loan Month 49, shall be in an amount equal to WCC's Percentage Interest and paid to WCC from an advance from the Loan as provided in Section 5.1g of the Loan Agreement. Upon such payment, Owner shall receive from an advance from the Loan the balance of the Participation Amounts for such Accounting Period, as provided in Section 5.1g of the Loan Agreement. Provided, however, that in any event payments to WCC and Owner of Participation Amounts are subject to the limitation that the aggregate of the Participation Amounts payable under this Agreement to WCC and Owner respectively with respect to a given Accounting Period shall not exceed the positive difference, if any, between Net Sales Proceeds and Gross Disbursements in that Accounting Period. To the extent that the aggregate of the Participation Amounts exceeds such difference, neither WCC nor Owner shall be entitled to receive any part of such excess portion of the Participation Amounts. Provided, further, that if at the time the advance provided for in Section 5.1g of the Loan Agreement is to be made an Event of Default under the Loan Documents exists, then no Participation Amount shall be payable to either WCC or Owner and no advance for such payment shall be made.

                 (c) To the extent that the Net Sales Proceeds from a Sale or Partial Sale of the Premises occurring in any Loan Month exceeds the then outstanding balance on the Loan (exclusive of any Additional Interest which may be due from such Sale), in addition to Additional Interest under subparagraphs 2(a) and 2(b) of this Agreement, Additional Interest in an amount equal to twenty-five percent (25%) of such excess shall be paid to WCC upon the closing and form the proceeds of the sale, and the remainder of that excess shall be paid to Owner.

                 (d) Attached hereto as Exhibit B and incorporated by reference is a chart which is illustrative of how Additional Interest is to be paid.

         3.      TERMINATION.

                 WCC shall cease to earn Additional Interest after the earlier of (a) a Sale of the Premises, or (b) March 31, 1993, if Lender provides Borrower with notice as set forth in subpart (c) of Section 5.6 of the Loan Agreement. Prior to the occurrence of the first of these events, a full repayment of all amounts then outstanding under the Loan shall not act as a termination of this Agreement.





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         4.      PROCEDURE IF DEFAULT AND ACCELERATION OF LOAN.

                 In the event of the occurrence of an Event of Default (as defined in the Loan Agreement) and the election by WCC to accelerate all outstanding amounts under the Loan Documents:

                 (a) If WCC causes to be completed a judicial or non-judicial foreclosure sale of the Premises, then WCC shall also be entitled to payment of twenty-five percent (25%) of the Net Appraised Value, and upon such payment, WCC shall cease to earn any further Additional Interest;

                 (b) If, prior to completion of a judicial or non-judicial foreclosure sale of the Premises, WCC is paid all amounts outstanding to WCC under the Loan Documents, then

                          (i) If the Event(s) of Default was not based on an occurrence other than those set forth in subparts g, j or p of Section 7.1 of the Loan Agreement, then WCC shall cease to earn any further Additional Interest;

                          (ii) If the Event(s) of Default was based on an occurrence other than those set forth in subparts g, j or p of Section 7.1 of the Loan Agreement, then WCC shall continue to earn Additional Interest under this Agreement through and including such time as there has been a Sale of the Premises, except that notwithstanding anything to the contrary in paragraph 2 of this Agreement, the earning, computation and payment of such Additional Interest shall be as follows: Additional Interest shall be equal to twenty-five percent (25%) of cash received by Owner from a Sale or Partial Sale of the Premises after satisfaction of current debt service and related monetary obligations under a deed of trust to which WCC subordinated the lien of its Deed of Trust pursuant to Paragraph 42 thereof, and shall be paid to WCC by Owner within ten (10) days of Owner's receipt thereof.

Furthermore, in the event WCC gives Owner notice pursuant to Section 4 of the Deed of Trust to repay all amounts outstanding under the Loan, provided Owner does so within the one hundred eighty (180) day period provided for in Section 4 of the Deed of Trust, then upon such payment WCC shall cease to earn any further Additional Interest.





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         5.      REPORTING REQUIREMENTS.

                 (a) Owner agrees to notify WCC at least ten (10) days in advance of any proposed Sale or Partial Sale of the Premises. The written notice to WCC shall include all pertinent terms of the proposed transaction and shall include an estimate of the amount of the Additional Interest to be earned. No Sale or Partial Sale of the Premises shall take place or be entered into without the prior written consent or preapproval (as provided in Section 8.1 of the Loan Agreement) of WCC.

                 (b) Within twenty (20) days after the end of an Accounting Period, Owner shall furnish WCC with a report, as referred to in
         Section 5.1g of the Loan Agreement, with such detail as WCC may reasonably require, of the Gross Sales Proceeds, Gross Disbursements and earned Additional Interest relating to that Accounting Period.

                 (c) WCC may require Owner, from time to time hereafter, in addition to, and not in derogation of, any reporting or auditing requirements under the Loan Documents, to give WCC such other information as may be reasonably required to verify the correctness of the payments received by WCC pursuant to this Agreement.

                 (d) Owner agrees to cooperate with WCC should WCC or its agents wish to discuss the affairs, finances and accounts of Owner, and Owner agrees to inform WCC as to the same at such reasonable times and intervals as WCC may desire.

                 (e) The acceptance by WCC of any payments under this Agreement shall not imply WCC's approval of the computation of such payments, and such acceptance by WCC shall be without prejudice to WCC's right to an examination of Owner's books and records relating to the Premises. At WCC's option, WCC at its expense (subject to the further provisions hereof) may cause, at any reasonable time, a complete audit to be made at Owner's accounting office of Owner's entire business affairs and records relating to the Premises. If such audit shall disclose that any report furnished by Owner to WCC is false in any material respect or shall disclose an understatement or underpayment in an amount greater than five percent (5%) of the amounts actually owing to WCC hereunder and the sum of $10,000.00, then Owner shall promptly pay the full cost of the audit (which cost is not eligible to be paid or reimbursed from an advance under the Loan) and shall also pay to WCC the deficiency between the amount that has been theretofore paid by Owner and the amount actually due from Owner under this Agreement. In the event such an audit shall disclose that





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         Owner has over-paid WCC, WCC will promptly refund or credit to Owner the amount of any overpayment. Except for instances of fraud or concealment, no audit shall be commenced later than twelve (12) months after the end of an Accounting Period.

         6.1     EVENT OF DEFAULT.

                 The occurrence of one or more of the following events shall, at the option of WCC, constitute an "Event of Default" following the expiration of any cure or grace period provided in Section 7.1 of the Loan Agreement.

                 (a) Owner fails to make payment to WCC of WCC's Additional Interest as provided in this Agreement; or

                 (b) Owner fails to comply with any of the covenants, duties or obligations of Owner in this Agreement.

Provided, however, that in the event that WCC subordinates the lien of its Deed of Trust as provided in Paragraph 42 of the Deed of Trust, then, in addition to the Events of Default listed above, only the following Events of Default under the Loan Agreement or any of the other Loan Documents shall be an Event of Default under this Agreement:

                          (i) an Event of Default relating to subparagraphs 6.3c or 7.1f(i) of the Loan Agreement, or

                          (ii) a default by Owner under the deed of trust to which WCC has subordinated not cured by Owner within any applicable grace or cure period under such deed of trust, or if WCC cured such default and Owner has not made WCC whole for such cure within the original grace or cure period.

         6.2     EFFECT OF BREACH.

                 The occurrence of an Event of Default under this Agreement shall constitute an Event of Default under each of the Loan Documents. All obligations of the Owner to WCC hereunder are intended to be secured by the Deed of Trust, the Security Agreement, the Assignment of Rents and each of the other Loan Documents securing the Notes.

         7.      REMEDIES.

                 Upon the occurrence of an Event of Default hereunder, WCC has the right and may exercise any one or more of remedies provided for at law, in equity, in the Loan Agreement, or in any of the other Loan Documents.





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         8.      MISCELLANEOUS.

         8.1     MODIFICATION OF AGREEMENTS.

                 This Agreement and the Loan Documents may not be modified, altered or amended, except by an agreement in writing signed by Owner and WCC.

         8.2     ATTORNEYS' FEES AND EXPENSES.

                 Owner shall pay WCC for all expenses incurred by WCC in connection with the enforcement of this Agreement and the collection of all sums due hereunder, including without limitation, reasonable attorneys' fees and court costs. The prevailing party shall be entitled to reasonable attorneys' fees in any litigation arising out of or related to this Agreement.

         8.3     COMPLIANCE WITH LAWS.

                 Notwithstanding any provisions in this Agreement or in any of the Loan Documents, the total liability for payments legally regarded as interest shall not exceed the maximum limits, if any, applicable to WCC as Lender and imposed by the laws of the State of California in effect on the date hereof, and payment of same in excess of the amount allowed thereby shall, as of the date of such payment, automatically be deemed to have been applied to the payment of principal of the Loan. Except as required by this subsection, Owner acknowledges that Owner and WCC have conferred specifically concerning the contingent and uncertain nature of Additional Interest, and that Owner and WCC understand and agree that Additional Interest and each element thereof payable pursuant to this Agreement are speculative in nature and both the amount and the payment thereof are dependent upon a number of contingencies which are not within WCC's control. WCC has not been guaranteed by Owner or any other party that such contingencies will occur to generate the accrual and payment of any Additional Interest. All amounts paid under this Agreement shall be deemed to have accrued on a pro rata basis each month over the entire term of the Loan commencing on the date of this Agreement, regardless of when such Additional Interest amounts were received by WCC.

         8.4     NO JOINT VENTURE.

                 WCC and Owner intend and agree that the relationship between them shall be solely that of creditor and debtor parties. Nothing contained herein or in any of the Loan Documents, including the provisions for the payment of Additional Interest, shall be deemed or construed to create a partnership, tenancy-in-common, joint tenancy, joint venture or co-ownership by or between WCC and Owner. WCC shall not in any way be responsible





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for the debts, losses or obligations of Owner or any other party with respect to the Premises or otherwise as a result of this Agreement. All obligations to pay real property or other taxes, assessments, insurance premiums and all other fees and charges arising from the ownership, operation or occupancy of the Premises and to perform all other agreements and contracts relating to the Premises shall be the sole responsibility of Owner. Owner, at all times consistent with the terms hereof and of the Loan Documents, shall be free to determine and follow its own policies and practices in the conduct of its business on the Premises. Owner hereby agrees to indemnify and hold WCC harmless from and against any and all liabilities, losses, injuries, costs, expenses and damages, including, without limitation, attorneys' fees and litigation costs, which WCC may suffer or incur as a result hereof and from any and all claims or demands whatsoever, whether meritorious or not, which may be instituted against WCC by reason of any alleged obligation or undertaking on WCC's part to perform or discharge any of the terms, covenants or agreements contained in any lease, agreement or contract relating to the Premises to which WCC is not a direct and express party. Should WCC incur any such liability under any such lease, agreement or contract, or under or by virtue hereof or of the Loan Documents, or in the defense of any claims or demands related thereto, the amount thereof, including costs, expenses and attorneys' fees shall constitute a part of the indebtedness secured by the Deed of Trust.

         8.5     INTEREST AND LATE CHARGE ON PAST DUE PAYMENTS.

                 Any and all payments due from Owner to WCC under this Agreement after the same are due shall bear simple interest at the Default Rate under and as defined in the Revolving Note. If any payment due from Owner to WCC under this Agreement is not received by WCC after the same is due, Owner shall pay a late charge equal to two percent (2%) of such late payment.

         8.6     SUPPLEMENTAL DOCUMENTATION.

                 At WCC's request, Owner shall execute and deliver to WCC all supplemental documentation that WCC may reasonably request, in form and substance acceptable to WCC, and pay the costs of any recording or filing of the same.

         8.7     WAIVER BY WCC.

                 WCC's failure, at any time or times hereafter, to require strict performance by Owner of any provision of this Agreement shall not waive, affect or diminish any right of WCC thereafter to demand strict compliance and performance therewith. Any suspension or waiver by WCC of an Event of Default by Owner under this Agreement or any of the Loan Documents shall not suspend, waive or affect any other Event of Default by Owner





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under this Agreement or any of the other Loan Documents, whether the same is prior or subsequent thereto and whether of the same or of a different type. None of the undertakings, agreements, warranties, covenants and representations of Owner under this Agreement or the Loan Documents shall be deemed to have been suspended or waived by WCC, unless such a suspension or waiver is by an instrument in writing signed by a duly authorized representative of WCC and directed to Owner specifying such suspension or waiver.

         8.8     SEVERABILITY.

                 To the fullest extent permitted by law, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement; provided, however, that if any material provision hereof respecting the accrual or payment of any part of the Additional Interest is held to be invalid or unenforceable, then at WCC's option and upon notice to Borrower the entire indebtedness secured by the Deed of Trust shall become due and payable within one hundred eighty (180) days after the giving of such notice.

         8.9     PARTIES.

                 This Agreement and the Loan Documents shall be binding upon Owner, its successors and assigns, and inure to the benefit of WCC, its successors and assigns. The Owner may not assign its obligations hereunder without the prior written consent of WCC.

         8.10    GOVERNING LAW.

                 This Agreement shall be interpreted, and the rights and liabilities of the parties hereto shall be governed by the laws of the State of California.

         8.11    NOTICE.

                 All notices and demands under and with respect to this Agreement shall be in writing and shall be served in the manner and on the terms specified in the Loan Agreement.





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         IN WITNESS WHEREOF, this Agreement has been duly executed by Owner and
WCC as of the day and year first above written.



                                  CENTEX DEVELOPMENT COMPANY, L.P.
ATTEST:                           a Delaware limited partnership

By: /s/ DAVID H. MORROW           By: 3333 Development Corporation,
                                      a Nevada corporation,
                                      General Partner

                                      By: /s/ HARRY J. LEONHARDT
                                      Title: Agent and Attorney in Fact

                                  WESTINGHOUSE CREDIT CORPORATION,
ATTEST:                           a Delaware corporation

By: /s/ DAVID H. MORROW           By: /s/ DOUGLAS W. PHILLIPS
                                  Title: Vice President





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